

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via E-mail</u>
Debra Hess
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Avenue
18<sup>th</sup> Floor
New York, NY 10022

      **Re:**    **Northstar Realty Finance Corp.**
               **Amendment 1 to Form 10-K for Fiscal Year Ended**
               **December 31, 2010**
               **Filed February 28, 2011**
               **Amendment 2 to Form 10-K for Fiscal Year Ended**
               **December 31, 2010**
               **Filed March 18, 2011**
               **File No. 001-32330**

Dear Ms. Hess:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                    /s/ Kevin Woody

                                    Kevin Woody
                                    Branch Chief